Registration No. 333-259205

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES I

$1,000,000,000

[x.xxx]% SENIOR NOTES, DUE May 4, 2032

FINAL TERM SHEET

DATED APRIL 7, 2022

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	[x.xxx]% Senior Notes, due May 4, 2032 (the “Notes”)

Expected Ratings[1]:	A1 / A / AA- (Moody’s / S&P / Fitch)

Principal Amount:	$1,000,000,000

Issue Price:	[xx.xxx]%

Trade Date:	April 7, 2022

Settlement Date (T+5) [2]:	April 14, 2022

Maturity Date:	May 4, 2032

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	[x.xxx]%

Treasury Benchmark:	1.875% UST due February 15, 2032

Treasury Benchmark Price:	[xx-xx]

Treasury Yield:	[x.xxx]%

Re-offer Spread to Treasury Benchmark:	T + 125bps

Re-Offer Yield:	[x.xxx]%

Fees:	0.350%

Interest Payment Dates:	Semi-annually on each May 4 and November 4, beginning November 4, 2022

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	The Issuer may redeem the Notes, at its option, as a whole or in part at any time and from time to time, prior to maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to but excluding the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) (the “Make-Whole Amount”), with respect to such Notes at a rate equal to the sum of the Treasury Rate plus 20 basis points, plus in each case accrued interest thereon to, but excluding, the redemption date. See “Specific Terms of the Notes—Optional Redemption”.

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	78016FZQ0 / US78016FZQ08

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc. Westpac Banking Corporation

Co-Managers:

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Desjardins Securities Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

Swedbank AB (publ)

Truist Securities, Inc.

Academy Securities, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 and Westpac Banking Corporation collect at 1-212-389-1269.